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EXHIBIT (a)(7)

EMAIL COMMUNICATION TO ELIGIBLE OPTION HOLDERS

Re:	IMPORTANT REMINDER: Saba Stock Option Exchange Offer

        As you know, on June 3, 2002 we announced the Saba stock option exchange program. There is only a short period of time left for you to elect to exchange your eligible options under the stock option exchange program. If you would like to exchange your eligible options for new options to be granted approximately six months after the expiration of the offer, as described in the Offer to Exchange that we delivered to you, you must deliver your Letter of Transmittal to Yvonne Selner no later than 11:59 p.m., Pacific time, on Friday, June 28, 2002.

        If you have already delivered the Letter of Transmittal to Yvonne Selner, you should have received an email confirmation of receipt. If you have not received the email confirmation, please contact Yvonne Selner at the number below.

        If you do not wish to tender any of your eligible options for exchange, then no action is required on your part.

        If you have any questions, or if you would like a paper copy of any of the documents delivered to you in connection with the stock option exchange program, please contact Yvonne Selner at (650) 581-2593, email: yselner@saba.com.

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EXHIBIT (a)(7)